Notice of Exempt Solicitation Pursuant to Rule 14a-103

VOTE FOR PROPOSAL 6

for the Paris-aligned Climate Lobbying Proposal

Date: April 14, 2021

Name of the registrant: Phillips 66 (PSX)
Name of person relying on exemption: The Shareholder Association for Research & Education (SHARE) representing the Fonds de Solidarité FTQ, the Presbyterian Church U.S.A. and Mercy Investment Services.

This Notice and the attached written materials are filed pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

SHARE is urging shareholders to VOTE FOR Proposal 6 on the Paris-aligned Climate lobbying Proposal at the Annual Meeting of Phillips 66 ("the Company") on May 12, 2021.

I.	SUMMARY OF ARGUMENTS

The Proposal asks the Board of Directors to evaluate and report on the extent to which the direct and indirect lobbying activities of Phillips 66 align with the Paris temperature goal of limiting average global warming to well below 2°C. Investors increasingly recognize that a failure to meet the Paris agreement's goals will expose their portfolios to material and financial risks. While investors might seek shelter by avoiding investments in specific sectors or asset classes, they cannot "opt-out" of climate change effects across their portfolios. Therefore, in order to meet their fiduciary duties to clients and beneficiaries, a growing number of institutional investors have incorporated climate-related risks into their portfolio management and decision-making process.

We recognize that company input and consultation can improve government decision-making processes by facilitating a flow of information and improving regulatory effectiveness. However, lobbying efforts may also lead to undue influence, unfair competition, and regulatory capture, ultimately harming regulatory outcomes.1 Inadequate lobbying practices and oversight can also generate business risks, especially when they are misaligned with the companies' publicly-stated goals and strategy and run contrary to the interests of shareholders.2

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1 OECD. Lobbyists, Governments and Public Trust. Volume 3, Implementing the OECD Principles for transparency and integrity in lobbying, 2014, available at: https://www.oecd.org/gov/ethics/lobbyists-governments-trust-vol-3-highlights.pdf

2 UNPRI. Converging on Climate Lobbying: Aligning corporate practice with investor expectations. 2018, available at: https://www.unpri.org/Uploads/g/v/q/PRI_Converging_on_climate_lobbying.pdf.

In the past few years, institutional investors in North America and Europe have developed a standard set of expectations on corporate lobbying related to climate change. In 2019, a coalition of investors representing $6.5 trillion in assets under management urged 47 U.S. companies, including Phillips 66, to align their lobbying activities with the Paris agreement goals. Investors identified these companies based on their significant greenhouse gas (GHG) footprint or the degree of influence they have within their respective industries.3

It is essential for investors to fulfil their fiduciary duties. Therefore, Phillips 66 should clarify how the Company’s lobbying activities are consistent with the Paris agreement goal and how it intends to address possible misalignments.

Phillips 66's current disclosure does not provide sufficient information to allow investors to assess how its lobbying activities align with the Paris agreement’s goals. Furthermore, even though the Company has established board oversight for lobbying matters, neither the board nor management has taken the Paris agreement goals into consideration when allocating capital to finance industry associations or other lobbying organizations. Failure to properly monitor the positions of various industry associations on climate law and regulation may also undermine the Company's own strategy to transition its operations to align with a low-carbon economy.

II.	ARGUMENTS

A.	The failure to implement effective climate regulation exposes shareholders and Phillips 66 to material risks

As a growing number of institutional investors recognize the economic materiality of climate change as investment risks,4 companies across sectors are increasingly expected to provide meaningful information on climate risks and opportunities to shareholders. As the oil and gas industry represents an important part of the energy mix, this sector plays an essential role in the global energy transition. Therefore, institutional investors are increasingly questioning how oil and gas companies intend to engage and adapt to a constantly shifting regulatory environment and how their efforts contribute to the decarbonization of the energy system.

Transitioning towards a low carbon economy requires nations to limit global warming to well below 2°C and pursue efforts to limit the temperature increase to 1.5°C. Failure to meet this goal would generate systemic risks that would threaten the stability of financial markets.5

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3 Ceres. 200 Investors Call on US Companies to Align Climate Lobbying with Paris Agreement. Available at: https://www.ceres.org/news-center/press-releases/200-investors-call-us-companies-align-climate-lobbying-paris-agreement

4 Mercer. Investing In A Time Of Climate Change – The Sequel. Available at: https://www.mercer.com/our-thinking/wealth/climate-change-the-sequel.html#contactForm

5 Ceres. Addressing Climate as a Systemic Risk. Available at: https://www.google.com/url?sa=t&rct=j&q=&esrc=s&source=web&cd=&cad=rja&uact=8&ved=2ahUKEwi--s7z6fvvAhUDc60KHbK8BL0QFjAPegQIGBAD&url=https%3A%2F%2Fwww.ceres.org%2Fsites%2Fdefault%2Ffiles%2Freports%2F2020-06%2FFinancial%2520Regulators%2520FULL%2520FINAL.pdf&usg=AOvVaw1LUabLQT_fH1hiMiRBy419 ..

Companies like Phillips 66 may also face other climate-related risks such as physical risks. In the Company’s 2020 Sustainability Report6, it says that "physical environmental factors, risks associated with weather or climate" are specifically relevant to Phillips 66’s business. It further asserts that the Company’s "operations are subject to influence by nature — droughts and floods, hurricanes and storms, heat and cold." The Company warns that these physical risks may impact the continuity of its business in the short-term: "The company is prepared for the possibility of extreme weather events that might impact our operations."

As a company, Phillips 66 has two concerning characteristics: it is among the largest GHG emitters in the United States, and it is directly vulnerable to the consequences of global warming.

B.	Aligning Phillips 66’s lobbying activities is essential to protect shareholders' long-term value and mitigate climate risks

Corporate lobbying and regulatory capture can undermine the effectiveness of policies and regulations aimed at transitioning to a low-carbon economy. These same policies and regulations may mitigate climate risks, such as those that Phillips 66 are likely to face, and help adapt our societal and economic capacity to cope with the consequences of global warming. Poor lobbying practices can also generate other risks, including legal, regulatory and reputational risks. This is especially true when companies fail to align their lobbying activities, including membership to the Paris Agreement.

Many industry associations, including those where Phillips 66 is a substantial financial backer, lack sufficient transparency regarding their efforts to influence climate policies and regulations required to respond to the climate crisis. As a result, companies may not be fully aware of the activities they are supporting, and investors are left in the dark. On its face, this lack of transparency poses an unacceptable risk to investors.

B. (1) Phillips 66's current board responsibilities and disclosures do not allow shareholders to understand how its lobbying activities align with the Paris Agreement goal

The implementation of effective board oversight and material disclosure of lobbying activities are both essential components of a robust system of accountability. The Proposal asks the board to strengthen its oversight of lobbying activities by assessing the extent to which its industry association funding is aligned with the goals set under the Paris Accord. Current board responsibilities and disclosures suggest that there is no effective oversight or monitoring in place to ensure shareholders that its memberships are consistent with these goals.

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6 https://phillips66.widen.net/s/kltplqhksf/20-0019-sustainability-report.print

In its statement of opposition, the board asserts that "the Company follows an internal review and oversight process to ensure its public policy positions are aligned with its lobbying activities" and that its "lobbying and political contributions support the Company strategy and are consistent with publicly available positions." However, this statement does not respond to the concerns raised in the Proposal, which asks the board to evaluate how its lobbying activities are consistent with the Paris Agreement goal.

Shareholders seek to understand how the Company's lobbying activities – and particularly how the trade associations or other organizations to which it belongs – are consistent with the objective of limiting average global warming. This would require a different process, especially as the company has not made a public commitment to this goal.

B. (2) The regulatory environment is rapidly evolving, and Phillips 66 lags behind its peers

The Biden administration had made responding to the climate crisis a defining priority. On his first day in office, President Biden signed an executive order to re-join the Paris Accord.7 As climate change re-emerges as a top priority for this U.S. administration, Phillips 66's unwillingness to assume a leadership position in the fight against global warming is likely to find the company increasingly at odds with national policy objectives. Ambitious climate regulations at the state and federal levels are likely to have a direct impact on the Company's operations and long-term value.

Some of the Company’s peers, including BP,8 Royal Dutch Shell (Shell),9 Total10 and Eni,11 periodically disclose a review in which they clarify how their memberships are aligned with Paris Agreement goals. These reports also identify misalignments with specific trade or industry associations and detail actions taken to address them. Other public companies across sectors conduct similar assessments, including BHP Billiton,12 Glencore,13 Equinor,14BASF15 and Santos.16

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7 The White House. Paris Climate Agreement. The Briefing Room. Available at: https://www.whitehouse.gov/briefing-room/statements-releases/2021/01/20/paris-climate-agreement/

8 https://www.bp.com/content/dam/bp/business-sites/en/global/corporate/pdfs/sustainability/our-participation-in-trade-associations-climate.pdf

9 https://www.shell.com/promos/sustainability/industry-associations-climate-review-2021/_jcr_content.stream/1617784370604/bbe8a29c319bef3c08424184b21543dc6c032239/shell-industry-associations-report-2021.pdf

10 https://www.total.com/sites/g/files/nytnzq111/files/atoms/files/total_rapport_climat_2019_en.pdf

11 https://www.eni.com/assets/documents/investor/2020/eng/Assessment-of-industry-associations-climate-policy-positions.pdf

12 https://www.bhp.com/media-and-insights/news-releases/2019/12/bhp-releases-2019-industry-association-review/

13 https://bit.ly/3tePTtK

14 https://www.equinor.com/content/dam/statoil/documents/sustainability/equinor-review-of-industry-associations-2021B.pdf

15 https://bit.ly/3deX4fJ

16 https://bit.ly/2OLZ3yT

A review of lobbying activity is also a proven opportunity to detect material misalignments with some associations that would necessitate the withdrawal of support and funding by the Company. As an illustration, Shell17, BP18 and Eni19 have all withdrawn membership from the American Fuel and Petrochemical Manufacturers (AFPM) and Total has withdrawn its membership in the Canadian Association for Petroleum Producers (CAPP) on these grounds.20 BP has also cut ties with the Western States Petroleum Association (WSPA) and the Western Energy Alliance (WEA).21 These decisions were influenced by the identified misalignment between the companies’ climate strategies and the associations’ opposition to the Paris Accord objectives.

In 2020, Phillips 66 paid more than $14 million to 18 industry associations, including the AFPM, where it holds membership.22 The APFM has taken hostile positions against climate regulations, such as the Renewable Fuel Standard and California's CARB regulations which seeks to cut GHG emissions from vehicles by 20% by 2030,23 and it has also been recently criticized for funding a group actively involved in climate change denial.24

CONCLUSION

In light of the information above, it is clear that shareholders will be better served if Phillips 66 evaluates and discloses how its lobbying activities and trade association memberships align with the Paris Agreement’s goals and assesses the risks and benefits associated with any identified misalignment.

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17 https://www.washingtonpost.com/climate-environment/2019/04/02/shell-quits-trade-group-over-climate-change-positions/

18 https://www.bp.com/en/global/corporate/news-and-insights/press-releases/bp-to-leave-three-trade-associations-after-detailed-review-of-climate-policies.html

19 https://www.eni.com/assets/documents/investor/2020/eng/Assessment-of-industry-associations-climate-policy-positions.pdf

20 https://www.theglobeandmail.com/business/article-total-writes-off-93b-in-oil-sands-assets-cancels-capp-membership/

21 https://www.bp.com/en/global/corporate/news-and-insights/press-releases/bp-to-leave-three-trade-associations-after-detailed-review-of-climate-policies.html

22 https://phillips66.widen.net/s/jlg8qhvvdg/2019-phillips-66-trade-association-memberships

23 https://influencemap.org/influencer/American-Fuel-Petrochemical-Manufacturers-cacc951ea59addfcc713fbb359e2680c

24 https://influencemap.org/site/data/000/727/Following_the_Money_That_Undermines_Climate_Science_-_The_New_York_Times.pdf

For information, contact: Sarah Couturier-Tanoh, Senior Shareholder Engagement & Policy Analyst // scouturier-tanoh@share.ca

Sarah Couturier-Tanoh

Senior Shareholder Engagement & Policy Analyst

Shareholder Association for Research & Education (SHARE)

Disclaimer

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; SHARE or the Fonds de Solidarité FTQ are not able to vote your proxies, nor does this communication contemplate such an event. SHARE urges shareholders to vote for the Paris-aligned Climate Lobbying Proposal (Proposal 6), following the instructions provided on management's proxy mailing.